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                                                                    Exhibit 99.5

                   Exhibit A to the Investor Rights Agreement

                       Form of Restated Charter Documents

                          UNDER THE COMPANIES ACT, 1956

                                   [1 OF 1956]

                            COMPANY LIMITED BY SHARES

                             ARTICLES OF ASSOCIATION

                                       OF

                             SATYAM INFOWAY LIMITED

The following articles shall be the regulations of the management of the Company.

                                   PRELIMINARY

1. Subject to as provided hereinafter, the regulations contained in Table `A' of the Companies Act, 1956 (herein after, referred to as "Table `A'") shall apply to the Company except, those regulations as do not apply to private Companies.

2. [3]

                                     CAPITAL

3. The authorised share capital of the Company shall be as stated in clause V of the Memorandum of Association.


        (i) Where at any time subsequent to the first allotment of shares, it is proposed to increase the subscribed capital by the issue of new shares, subject to any directions to the contrary which may be given by the company in general meeting and subject only to these directions, such new shares shall be issued in accordance with the provisions of section 81 of the Act.](4)

4. The Directors of the Company may from time to time determine the amount payable on application and allotment at the time of issue of shares and may also make calls upon the members in respect of any money unpaid on their shares of such amount and payable at such time and place as they may from time to time decide.

5. Every person whose name is entered as a member in the register of members shall be entitled to receive within three months of the date of allotment one certificate for all his shares under the seal of the Company and if, any member so desires, he can have more than one certificate in respect of each or more of his shares on payment of Rs.10/- as certificate. The Company shall not be bound to issue more than one certificate in respect of the same share to joint holders.

6. If a share certificate is defaced, lost or destroyed, it may be renewed on payment of Rs.30/- and on executing an indemnity bond in respect of the shares comprised in the certificate after the Directors are satisfied as to the genuineness of the case.

                                 SHARE WARRANTS

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(3)    Provisions relating to private Companies deleted by Special Resolution passed in an Extra-ordinary General meeting held on 30th November 1998.

(4) Inserted vide Special resolution passed in Extra-ordinary General meeting held on 30th June 1997.


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6A.     1)     The Company may issue share warrants subject to, and in
               accordance with the provisions of section 114 and 115; and accordingly the Board may in its discretion with respect to any share which is fully paid-up, on application in writing signed by the person registered as holder of the share, and authenticated by such evidence (if any) as the Board may, from time to time, require as to the identity of the person signing the application, and on receiving the certificate (if any) of the share, and the amount of the stamp duty on the warrant and such fee as the Board may from time to time require, issue a share warrant.


        2) The Board may, from time to time, make rules as to the terms of which (if it shall think fit) a new share warrant or coupon may be issued by way of renewal in case of defacement, loss or destruction.

        3) The warrant issued shall entitle the registered holder thereof a right to subscribe (the "Subscription Right(s)") for one fully paid share in the capital of the Company at any time during the warrant exercise period for the warrant exercise price on the following conditions.

        4) The Warrant Exercise Price per share shall be calculated by applying, at the "warrant exercise date" a multiple of eight to the fully diluted earnings per share calculated using the latest annual audited accounts of the Company. The term "fully diluted" shall for the purposes of this clause mean that the number of shares used to calculate the earnings per share will be the number of shares that would be in issue if all the warrants and options in issue at the warrant exercise date were converted into shares, subject to a minimum price of the higher of (a)66% of the fair market value of a share on the warrant exercise date, fair market value being arrived at by taking the mean price per share determined by three reputable merchant banks acceptable to the share holders at the time and (b) the par value of shares subscribed. If the share holders cannot agree on three reputable merchant banks, the president for the time-being of the International Chambers of Commerce, India will select and appoint such remaining reputable Merchant Bankers as may be required, at the request of any of the parties hereto.

        5) The Warrants exercise period shall be any time between 30th June 2001 to 30th June 2003 during which warrants can be exercised failing which the relevant warrants will lapse and cease to have any further effect. Once a notice exercising the warrant has been given, such notice may not be withdrawn except with written consent of the Company. The warrants shall have to be exercised in not more than 3 tranches by the warrant holders.

        6) Each warrant holder shall be entitled to warrant certificates in such denominations as he may request. The warrant certificates shall be issued under the common seal of the Company. The conditions of the warrants and the warrants shall be binding upon the company and the warrant holders and all persons claiming through or under them respectively.

        7)     As long as any of the subscription rights remain exercisable:


               a) all shares allotted and issued on exercise of the subscription shall rank pari passu in all respects with the fully paid shares in the company and shall accordingly entitle the holders to participate in full in all


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               dividends or other distributions paid or made in respect of the shares from the relevant warrant exercise date: and

               b) the company shall send to each warrant holder, at the same time as the same are sent to the holders of shares, its audited accounts and all other notices reports and communications dispatched by it to the holders of the shares generally.

               c) Warrants shall be transferable by instrument of transfer in any usual or common form or such other form as may be approved by the Directors. The provisions relating to the registration transmission and transfer of shares and register of members shall apply mutatis mutandis, to the registration, transmission and transfer of the warrants and the register.

                                 REGISTRATION RIGHTS

6B.    [5]     (a) Notwithstanding anything to the contrary contained herein, at any time commencing 180 days after an initial public offering outside India, sterling Commerce Inc. ("Sterling commerce") may make one written request, and South Asian Regional Fund ("SARF") may make three written requests (Demand Registration) for a registration of Registrable Securities under the United States
               Securities Act of 1933 ("Securities Act"), pursuant to a registration statement on the appropriate form. " Registration
               Security" means each equity share of the Company until (i) it has been effectively registered under the Securities Act and disposed of pursuant to an effective registration statement, (ii) it is sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met, including a sale pursuant to the provisions of Rule 144 (k), (iii) it has been otherwise
               Transferred and the certificate or other evidence of ownership for it is not required to bear the legend required pursuant to
               Article 11B and it may be resold by the person receiving such certificate without registration under the Securities Act or (iv) the Holder thereof ceases to hold at least one percent (1.0%) of the outstanding Equity Shares and all of such Holder's Equity
               Shares may be resold in one 90 day period without (x) a volume limitation or (y) reliance on Rule 144(k) The request for a Demand Registration shall specify the number of Registrable securities proposed to be sold (which shall be at least the lesser of (i) U.S. 50 million in fair market value or (ii) all equity shares then beneficially owned by Sterling Commerce or SARF, as the case may be ) and will also specify the intended method of disposition thereof. The Company shall not be required to keep any shelf registration statement requested pursuant to a Demand Registration continuously effective for more than 90 days.

               (b) A registration will not be deemed to have been effected as a Demand Registration unless it has been declared effective by the United States Securities and Exchange Commission ("Commission") and the Company has complied in all material respects with its obligations with respect thereto; provided that if, after it has become effective, the offering of Registrable Securities pursuant to such registration is or becomes the subject of any stop order, injunction or other order or requirement of the


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(5)    Inserted vide Special resolution passed in Extra-ordinary General meeting held on 8th September 1999


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               Commission or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of Registrable Securities pursuant to the registration (for any reason other than the acts or omissions of the Holder who commenced the Demand Registration), such registration will be deemed not to have been effected. If (i) a registration requested pursuant to this
               Article 6B is deemed not to have been effected or (ii) the registration requested pursuant to this Article 6B does not remain effective for a period of at least 90 days beyond the effective date thereof or until the earlier consummation of the distribution by the Holder who commenced the Demand Registration of the Registrable Securities included in such registration statement by it, then such registration statement shall not count as a Demand Registration pursuant to Article 6B(a) and the Company shall continue to be obligated to effect the registrations pursuant to this Article 6B as though the request for such Demand Registration had never been made. At the request of the Holder who commenced the Demand Registration, the company shall withdraw the Demand Registration at any time prior to the time it becomes effective provided that such Holder shall reimburse the Company for all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) incurred prior to such withdrawal and shall thereafter be entitled to the Demand Registration rights that existed prior to such withdrawal.

               (c) If the Holder commencing the Demand Registration so elects, the offering of Registrable Securities pursuant to a Demand Registration shall be in the form of an underwritten offering. The Holder commencing the Demand Registration shall select one or more nationally recognized firms of investment bankers to act as the book - running managing Underwriter or Underwriters in connection with such offering and shall select any additional investment bankers and managers to be used in connection with the offering; provided that such investment bankers and managers must be reasonably satisfactory to the Company.

               (d) In connection with a Demand Registration under this Article 6B only, the Holders participating in the Demand Registration shall have the sole right to determine the offering price per share and underwriting discount, if applicable , in connection with any resales of Registrable Securities by them, after consultation with the Company and due regard for the Company's views relating thereto

6C[5] PIGGY - BACK REGISTRATION: If at any time the Company proposes to file a registration statement under the Securities Act with respect to an offering by the Company for its own account or for the account of any security holders of any class of its equity securities for cash, including without limitation, a registration statement filed in response to a request for Demand Registration pursuant to Article 6B (other than a registration statement filed in connection with an exchange offer or offering of securities solely to the Company's existing security holders or for any compensatory benefit plan) then the Company shall give written notice of such proposed filing to each Holder as soon as practicable (but in no event less than 14 days before the anticipated filing date) and such notice shall offer each other Holder the opportunity to register such number of Registrable Securities as such Holder may request (which request shall specify the Registrable Securities



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        intended to be disposed of by such Holder and the intended method of distribution thereof) (a Piggy-Back Registration)

        The Company shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested by each other Holder to be included in a Piggy - Back Registration to be included on the same terms and conditions as any similar securities of the Company or any other security holder included therein and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method of distribution thereof. A Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration statement pursuant to this Article 6C by giving written notice to the company of its request to withdraw.

        No registration effected under this Article 6C, and no failure to effect a registration under this Article 6C, shall relieve the Company of its obligations pursuant to Article 6B and no failure to effect a registration under this Article 6C and to complete the sale of equity shares in connection therewith shall relieve the Company of any other obligation.

6D[5]   REDUCTION OF OFFERING : (a) Demand Registration: As provided for in
        Article 6C, the Company may include in a Demand Registration Equity Shares for the account of the Company, the other Holders or other holders thereof exercising contractual piggy back or demand rights, on the same terms and conditions as the Registrable Securities to be included therein for the account of the Holder commencing the Demand Registration; provided, however that (i) if the managing Underwriter or Underwriters of any underwritten offering described in Article 6B have informed the Company in writing that it is their opinion that the total number of Equity Shares which the Company and the Holders and any other holders participating therein intend to include in such offering is such as to materially and adversely affect the success of such offering, then
        (x) the number of Equity Shares to be offered for the account of such other holders ( if any ) shall be reduced ( to zero, if necessary), in case of this clause (x) pro rata in proportion to the respective number of Equity shares requested to be registered (y) thereafter if necessary the number of Equity Shares to be offered for the account of the Company ( if any) shall be reduced ( to zero, if necessary ) and (z) thereafter, if necessary, the number of Equity Shares to be offered for the account of the Holder (other than the Holder commencing the Demand Registration) (if any ) shall be reduced ( to zero, if necessary) to the extent necessary to reduce the total number of Equity Shares requested to be included in such offering to the number of Equity Shares, if any recommended by such managing Underwriters and (ii) if the offering is not underwritten, no other party, including the Company shall be permitted to offer securities under any such Demand Registration unless the Holder commencing the Demand Registration consents to the inclusion of such equity shares therein, such consent not to be unreasonably withheld.

        (b) Piggy - Back Registration : Notwithstanding anything to the contrary contained herein if the managing Underwriter or Underwriters of any underwritten offering described in Article 6C have informed the Company in writing that it is their opinion that the total number of Equity Shares that the Company and the Holders and any other persons desiring to participate in a registration other than a Demand Registration intend to include in such offering is such as to materially and

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(5)    Inserted vide Special resolution passed in Extra-ordinary General meeting held on 8th September 1999


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        adversely affect the success of such offering, then the number of Equity
        Shares to be offered for the account of the Holders and all such other Persons (Other than the Company) participating in such registration shall be reduced (to zero if necessary) or limited to pro rata in proportion to the respective number of Equity shares requested to be registered to the extent necessary to reduce the total number of Equity Shares requested to be included in such offering to the number of Equity Shares, if any, recommended by such managing Underwriters; provided however, that is such offering is effected for the account of any other security holder of the Company pursuant to the demand registration rights of such security holder, than (x) the number of Equity Shares to be offered for the account of the Company (if any) shall be reduced (to zero, if necessary) and (y) thereafter, if necessary the number of Equity Shares to be offered for the account of Holders and any other holders that have requested to include Equity Shares in such registration (but not such security holders who have exercised their demand registration rights) shall be reduced (to zero, if necessary) in the case of this clause (y) pro rata in proportion to the respective number of equity shares requested to be included in such offering to the number of equity shares if any, recommended by such managing Underwriters.

6E [5]  REGISTRATION RIGHTS IN INDIA:


        In connection with any registered public offering by the Company of equity shares in India, the Company shall, subject to all necessary approvals of the Government of India, use its reasonable best efforts to register the equity shares held by Sterling Commerce under Indian law and at the request of Sterling Commerce, include the equity shares held by Sterling Commerce in such offering on terms that treat it pro rata with the other holders of equity shares with registration rights applicable to an offering in India.


                                    TRANSFERS

7. The Company shall keep a "Register of Transfers" and therein shall be fairly and distinctly entered, the particulars of every transfer or transmission of any share, whether or not held in material form.

        Shares in the Company shall be transferred by an instrument of transfer in writing in such form as prescribed under Section 108 of the Companies Act, 1956, or under rules made there under from time to time.

        Nothing contained in the foregoing Article shall apply to transfer of security effected by the transferor and the transferee both of whom are entered as beneficial owners in the records of a Depository.

        There shall be no restriction on the transfer of the shares/stock by a shareholder/stockholder, or between the shareholders/stockholders or any of them, except as specifically provided for under the terms by way of any agreement between the shareholders/stockholders to which the Company is also a party; such agreement providing for restriction may also include tag along rights, drag along rights, rights of first refusal and other similar terms and conditions which a shareholder/ stockholder has agreed with another shareholder/ stockholder to be bound by.

        [substituted vide special resolution passed in Extra-ordinary General Meeting held on 28th February 2002]

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        (5)    Inserted vide Special resolution passed in Extra-ordinary
               General meeting held on 8th September 1999


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8.      Satyam Computer Services Limited shall not be entitled to transfer any shares, warrants or options to a buyer unless it ensures that the buyer makes a written offer (open for acceptance for a period of at least 28 days and with adequate security as to the performance of its obligations) to purchase all of the shares held by South Asia
        Regional Fund at the Tag Along price per share. Any such offer shall be on the terms that the consideration shall be payable in cash in full without any set off within 21 days of acceptance of the offer. Satyam Computer Services Limited shall also ensure that the buyer completes the purchase from South Asia Regional Fund all of its shares before or at the same time as the buyer completes the purchase of shares from it. "Tag Along Price" shall mean the higher of (a) the highest consideration offered for each share the proposed transfer of which has led to the offer; and (b) the highest consideration paid by the buyer for any share in the twelve months up to the relevant offer.


9. If any shareholder transfers any shares, warrants or options owned by it in accordance with the provisions of any share subscription agreement other than to the other shareholder(s) (transferee) of the company, such transfer shall be made upon the condition that the transfer shall be made upon the condition that the transferee(s) shall execute a Deed of Adherence , in form agreed to by the parties by which, on and as of the date on which such shares, warrants or options are transferred to it, the transferee(s) shall become subject to the same obligations and shall be entitled to the same rights as bound and accrued to the transferor pursuant to such share subscription agreement.


10. The registration of transfer of shares, warrants or options shall be carried out by the board of directors, wherever applicable, only if they are effected in accordance with any Share Subscription Agreement, or the Investor Rights Agreement (contained in Schedule 2 hereto) entered into by the company and the transferee has fulfilled the obligations pursuant to such an agreement.

11. If South Asia Regional Fund becomes entitled to exercise the Exit Option in accordance with Share Subscription Agreement may at its option:

        (i) require Satyam Computer Services Limited makes available for sale the requisite number of its shares along with South Asia Regional Fund's shareholding, meeting the minimum listing requirements on the BSE or the NSE or other recognized stock exchange in India or abroad, through an offer for sale to public. It being understood that the requirements of this Article shall be deemed satisfied if at any time the Company's Shares or related American Depositary Shares ("ADSs") are approved for listing on the BSE, NSE, New York Stock Exchange or Nasdaq National Market.

        (ii) Sell its holding to a trade buyer or financial investor in which case the sponsor will undertake all steps to facilitate such a sale, including making available necessary number of its shares which when combined with the shares owned by South Asia Regional Fund will give the trade buyer or financial investor at least a 25.1% shareholding in the company, and both Satyam Computer Services Limited and South Asia Regional Fund sell their shares on the same terms and conditions

11A (a) Notwithstanding any other provisions of these Articles of Association, except for as provided in Article 11 C, Sterling Commerce shall not transfer its pecuniary interest in any equity shares of the Company, for a period of 180 days



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        from the date of the allotment of shares to it for the first time in the company, except transfers to a wholly-owned subsidiary or parent corporation.

        (b) In the event of an initial public offering in which (i) the gross proceeds from the shares of Equity Shares sold are at least $ 20 million, and (ii) immediately after such offering the Equity Shares or American Depository shares representing the Equity Shares, are listed for trading on either the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market National Market System ("Qualified IPO") neither Sterling commerce, Inc, nor Satyam Computer Systems Limited ("SCSL") shall transfer any equity shares for a period (the "Lockup Period") commencing on the date on which such qualified IPO is consummated, provided that all (i) members of the Board of Directors,
        (ii) Affiliates of members of the Board of Directors, which Affiliates own Equity Shares and (iii) Similarly situated Investors agree to a substantially identical lock up. The length of the Lockup period shall be determined by the Company, after consultation with the underwriters in connection with the qualified IPO but in no event shall be longer than 180 days.

        (c) Neither Sterling Commerce nor SCSL shall transfer any equity shares (other than transfers (1) to the company, (2) to any Affiliate, (3) pursuant to a merger or consolidation involving the company or the sale of all or substantially all of the outstanding equity shares or (4) transfers constituting a bonafide public distribution pursuant to (x) any registration statement filed under the Securities Act (the U.S. Securities Act of 1933) or any Public offering ("Public Offering" shall mean any underwritten public distribution of equity securities of the company in the United States pursuant to an effective registration statement under the Securities Act) or (y) Rule 144 Open Market Transactions) unless (i) the certificates representing such Equity Shares issued to the Transferee bear the legend provided in Article 11B, if required by such Article, and (ii) the Transferee (if not already a party hereto) has executed and delivered to each other party hereto as a condition precedent to such Transfer, an instrument or instruments, reasonably satisfactory to such parties, confirming that the Transferee agrees to be bound by the terms of this Agreement in the same manner as such Transferee's transfer, except as otherwise specially provided in this Agreement.

11B[5] In the cases of Sterling Commerce and SCSL, each outstanding certificate representing equity shares issued to them, or any certificate issued in exchange for any similarly legended certificate (including any related depositary receipt), shall unless sold in a transaction pursuant to
        Article 11A (c), (1) , (2), (3) or (4) bear a legend reading substantially as follows;

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED OR UNDER ANY STATE SECURITIES LAWS OF ANY STATE WITHIN THE UNITED STATES, AND MAY BE OFFERED AND SOLD ONLY IS SO REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE HOLDER OF THESE SECURITIES MAY BE REQUIRED TO DELIVER TO THE COMPANY, IF THE COMPANY SO REQUESTS, AN OPINION OF COUNSEL (REASONABLY SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY) TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION UNDER THE



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        SECURITIES ACT (OR QUALIFICATION UNDER STATE SECURITIES LAWS) IS
        AVAILABLE WITH RESPECT TO ANY TRANSFER OF THESE SECURITIES THAT HAS NOT BEEN SO REGISTERED (OR QUALIFIED)

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE ALSO ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND OBLIGATIONS TO WHICH ANY TRANSFEREE AGREES BY HIS ACCEPTANCE HEREOF, AS SET FORTH IN THE STOCKHOLDERS AGREEMENT, DATED AS OF SEPT. 13, 1999. NO TRANSFER OF SUCH SECURITIES WILL BE MADE ON THE BOOKS OF THE COMPANY UNLESS ACCOMPANIED BY EVIDENCE BY COMPLIANCE WITH THE TERMS OF SUCH AGREEMENT AND BY AN AGREEMENT OF THE TRANSFEREE TO BE BOUND BY THE RESTRICTIONS SET FORTH IN THE STOCKHOLDERS AGREEMENT. THE COMPANY WILL MAIL A COPY OF SUCH STOCK HOLDERS AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE WITHIN FIVE (5) DAYS AFTER THE COMPANY'S RECEIPT OF A WRITTEN REQUEST THEREFOR.

11C     RIGHTS OF FIRST REFUSAL

(i) This Article shall apply only in respect of the Shareholders who are parties to the Investor Rights Agreement contained in Schedule 2 hereto.

(ii)    Proposed Voluntary Transfers.


        (a) Offering Notice. Subject to Permitted Transfers as defined in the Investor Rights Agreement contained in Schedule 2 and all Requirements of Law, if any Shareholder (a "Selling Shareholder") wishes to transfer all or any portion of its or his Restricted Shares to any person (other than to a Permitted Transferee) (a "Third Party Purchaser"), such Selling Shareholder shall offer such Restricted Shares to the SAIF Shareholders and the VentureTech Shareholders in accordance with Article 11C(ii)(b), by sending written notice (an "Offering Notice") to the other Shareholders, which shall state (a) the number of Restricted Shares proposed to be transferred (the "Offered Securities"); (b) the proposed purchase price per Restricted Share for the Offered Securities (the "Offer Price"); and (c) the terms and conditions of such sale. Upon delivery of the Offering Notice, such offer shall be irrevocable unless and until the rights of first offer provided for herein shall have been waived or shall have expired.

        (b)    Rightholder Option; Exercise.

               (i) For a period of five (5) Business Days after the receipt of the Offering Notice from the Selling Shareholder (the "Rightholder Option Period"), each of the SAIF Shareholders and VentureTech Shareholders (who, in each case, is not a Selling Shareholder) (for the purpose of this Article, each, a "Rightholder" and collectively, the "Rightholders") shall have the right to purchase all, but not less than all, of the Offered Securities at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Offering Notice. Each Rightholder shall have the right to purchase that percentage of the Offered Securities determined by dividing (i) the total number of Shares then owned by such Rightholder by (ii) the total number of Shares then owned by all such Rightholders. If any Rightholder does not fully purchase the number or amount of Offered



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               Securities it or he is entitled to purchase, then each other participating Rightholder shall have the right to purchase that percentage of the Offered Securities not so purchased (for the purposes of this Article 11C(ii)(b), the "Excess Offered Securities") determined by dividing (x) the total number of Shares then owned by such fully participating Rightholder by (y) the total number of Shares then owned by all fully participating Rightholders who elected to purchase Offered Securities. The procedure described in the preceding sentence shall be repeated until there are no remaining Excess Offered Securities. If the Rightholders do not purchase all of the Offered Securities pursuant to this Article 11C(ii)(b), then the Selling Shareholder may, subject to Article 11C(ii)(e), sell all of the Offered Securities to a Third Party Purchaser in accordance with Article 11C(ii)(d). Any of the Shareholders may assign to any of its Affiliates all or any portion of its rights as a Rightholder pursuant to this Article.

               (ii) The right of each Rightholder to purchase all of the Offered Securities under subsection (i) above shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the Rightholder Option Period, to the Selling Shareholder. Each such notice shall state (a) the number of Shares held by such Rightholder and (b) the number of Shares that such Rightholder is willing to purchase pursuant to this Article 11C(ii)(b). The failure of a Rightholder to respond within the Rightholder Option Period to the Selling Shareholder shall be deemed to be a waiver of such Rightholder's rights under subsection (i) above, provided that each Rightholder may waive its rights under subsection (i) above prior to the expiration of the Rightholder Option Period by giving written notice to the Selling Shareholder.

        (c) Closing. The closing of the purchase of Offered Securities by the Rightholders under Article 11C(ii)(b) shall be held at the corporate office of the Company at 11:00 a.m., local time, on the 30th day after the giving of the Offering Notice pursuant to Article 11C(i) or at such other time and place as the parties to the transaction may agree. At such closing, the Selling Shareholder shall deliver certificates representing the Offered Securities, duly endorsed for transfer and such Offered Securities shall be free and clear of any Encumbrances (other than those arising hereunder and those attributable to actions by the purchasers thereof) and the Selling Shareholders warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Offered Securities. Each Rightholder purchasing Offered Securities shall deliver at the closing payment in full in immediately available funds for the Offered Securities purchased by it or him and the seller and purchaser shall pay such transfer taxes as are imposed on them respectively by Indian Requirements of Law. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise reasonably necessary or appropriate to complete such a closing, with representations and warranties limited to those concerned with ownership or authority.


        (d) Sale to a Third Party Purchaser. Unless the Rightholders elect to purchase all, but not less than all, of the Offered Securities under Article 11C(ii)(b), the Selling Shareholder may, subject to Article 11C(ii)(f), sell all, but not less than all, of the Offered Securities to a Third Party Purchaser on the



                                  Confidential
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


               terms and conditions set forth in the Offering Notice; provided, however, that such sale is bona fide and made pursuant to a contract entered into within thirty (30) days after the earlier to occur of (i) the waiver by all of the Rightholders of their options to purchase the Offered Securities and (ii) the expiration of the Rightholder Option Period (the "Contract Date"); and provided further, that such sale shall not be consummated unless prior to the purchase by such Third Party Purchaser of any of such Offered Securities, such Third Party Purchaser shall become a party to the Investor Rights Agreement and shall agree to be bound by the terms and conditions thereof. If such sale is not consummated on or before the Contract Date for any reason, then the restrictions provided for herein shall again become effective, and no transfer of such Offered Securities may be made thereafter by the Selling Shareholder without again offering the same to the Rightholders in accordance with this Article 11C.


        (e) ADS Right. If a SAIF Shareholder or a VentureTech Shareholder holding ADSs (a "Selling ADS Holder") wishes to sell in a single sale ADSs representing 500,000 or more Equity Shares other than to a Permitted Transferee it shall offer to sell such ADS to the other SAIF Shareholders and VentureTech Shareholders holding ADSs ("ADS Rightholder") and such offer shall be in accordance with
               Article 11C(i) and (ii) except that each reference therein to "Restricted Shares" shall be a reference to "ADSs" and each reference to a "Rightholder" shall be to the ADS Rightholders and provided that such offer shall be open for acceptance for 2 Business Days from the date of the Offering Notice and the closing of such sale and purchase shall occur within 5 Business Days of the date of the Offering Notice. Unless the ADS Rightholders purchase all of such Offered Securities within such 5 Business Day period the Selling ADS Holder may sell the Offered Securities to a Third Party Purchaser at any time in whole or in part at a price no less than the Offer Price or, if the prevailing bid price on the Nasdaq has fallen since the date of the Offering Notice at a price no less than such lower prevailing bid price. Section 5.3 of the Investor Rights Agreement shall not apply to any such offer and sale.

11 D

(a)     Notwithstanding any other provisions of these Articles of Association,
        (a) in the event that SCSL proposes to effect a Tag- Along Sale, SCSL shall afford Sterling Commerce the opportunity to participate therein accordance with this Article 11D.

(b) With respect to each Tag-Along Sale, Sterling Commerce shall have the right to Transfer, at the same price and upon identical terms and conditions as such proposed Transfer (except as set forth below), the number of Equity Shares owned by Sterling Commerce equal to the Transfer Allotment; provided, however, that in the event of a Tag-Along Sale pursuant to a Transfer by SCSL of an interest in a person that directly or indirectly owns Equity Shares, the price and other terms and conditions of such Tag-Along Sale applicable to Sterling Commerce shall as closely approximate those of the proposed Transfer as is reasonably practicable.


        At the time any Tag-Along Sale is proposed. SCSL shall give written notice to Sterling Commerce of its right to sell Equity Shares hereunder (the "Transfer Notice") which notice shall identify the Proposed Purchaser and state the number




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


        of Equity Shares proposed to be Transferred, the proposed offering price (including the form and terms of any non-cash consideration to be received in connection therewith), the proposed date of such Transfer (the "Transfer Date") and any other material terms and conditions of the proposed Transfer. The Transfer Notice shall also contain a complete and correct copy of any offer, to or agreement with, SCSL by the Proposed Purchaser to purchase such Equity Shares. SCSL shall use its reasonable best efforts to deliver the Transfer Notice at least 30 days prior to the Transfer Date and is no event shall SCSL provide such Transfer Notice later than 21 days prior to the Transfer Date.

(c) If Sterling Commerce wishes to participate in the Tag-Along Sale, it shall provide written notice (the "Tag-Along Notice") to SCSL no less than seven days prior to the Transfer Date. The Tag-Along
        Notice shall set forth the number of Equity Shares that Sterling Commerce elects to include in the Transfer, which shall not exceed the Transfer Allotment; provided that the failure of Sterling Commerce to correctly specify a number of Equity Shares not exceeding the Transfer Allotment shall not affect the rights sterling Commerce may otherwise have under this Article 11D. Any Tag-Along Notice given by Sterling Commerce shall constitute its binding agreement to sell such Equity Shares on the terms and conditions applicable to the Transfer.


        If a Tag-Along Notice is not received by SCSL from Sterling Commerce prior to the seven-day period specified above, SCSL shall have the right to sell or otherwise Transfer the number of Equity Shares specified in the Transfer Notice to the Proposed Purchaser specified in the Transfer notice without any participation by Sterling Commerce, but only on terms and conditions with respect to the consideration paid by the Proposed Purchaser no more favorable (and other material terms and conditions which a reasonable investor would consider significant to the decision to include Equity Shares in the Transfer no more favorable in any material respect) to the Proposed Purchaser than as stated in the Transfer Notice to Sterling Commerce, and only if such Transfer occurs on a date within 60 Business days of the Transfer Date.

(d) The provisions of this Article 11D shall not apply to any Transfers (i) by SCSL to a permitted transferee of SCSL (provided that such permitted transferee has agreed to be bound by this Agreement as contemplated by
        Article 11A hereof), (ii) pursuant to a public offering, or (iii) pursuant to a Rule 144 Open Market Transaction of which Sterling Commerce has been provided at least two business days prior written notice.

12. The Board of Directors can in the best interest of the company, if they thought fit, refuse registration of any company application for transfer without assigning any reason for so doing and they shall give notice of refusal in all such cases within one month.

13. BSE means "Bombay Stock Exchange" of India and NSE means "National Stock Exchange" of India, South Asia Regional Fund includes its subsidiaries for the time being.

---------------
        (5) Inserted vide Special resolution passed in Extra-ordinary General meeting held on 8th September 1999


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
14.{6}

15.{7}
                                    MEETINGS


16. All General Meetings including Annual General Meetings may be called by giving not less than {twenty one clear days}(8) notice in writing.

17. The provisions of Sec. 173 of the Companies Act 1956 shall not apply to the Company. The provisions of Section 176(2) shall not apply to the Company.


                                   MANAGEMENT

18. Quorum. All meetings of the Board of Directors, other than Adjourned Meetings (as defined below), shall require a quorum of at least four Directors; provided, however, that such a quorum must include at least one of a SAIF Director (as defined in Article 18B) or a VentureTech Director (as defined in Article 18B) and the Managing Director; provided further, that notwithstanding any other provisions of these Articles or the Investor Rights Agreement contained in Schedule 2, such a quorum must include a SAIF Director in order for the Board of Directors to vote on any of the matters described in Schedule 3 hereof. If such a quorum is not present within one hour from the time appointed for the meeting, the meeting shall adjourn to such place and time as those Directors who did attend shall decide or, if no such decision is reached, at the same place and time seven days later, at which meeting a quorum of Directors as required under the Companies Act shall constitute a valid quorum even though the Directors required at the proceeding meeting are not present, provided that notice of such Adjourned Meeting shall have been delivered to all Directors at least five days prior to the date of such Adjourned Meeting.

18A     (1)    As long as South Asia Regional Fund own at least 5.0% of the issued ordinary share capital of the company, be entitled by notice in writing to the company, to nominate one Director to the Board of the company and to require the removal or substitution of any such director appointed by it. Such a Director appointed need not retire by rotation notwithstanding anything contrary contained in any other clause in the Articles of Association.


        (2) The Board shall comprise of a majority of independent non-executive directors. At the time of completion of any sale, assignment, transfer or other disposition of all the shares held by a shareholder, the shareholder shall procure the resignation of each director nominated by it. Where a shareholder sells, assigns transfers or otherwise disposes, part of its shares, such transferee shall not be entitled to appoint any director unless and until all of the transferring shareholder's original holding is transferred to it, unless the shareholders agree to the contrary.

        (3) The company shall provide at least 15 business days notice of meetings of the Board to those entitled to attend Board Meetings unless a shorter duration is agreed to by all the directors entitled to attend board meetings. The company shall prepare an agenda for each meeting, providing the full details of matters to be considered, and details of all resolutions proposed to be passed at the meeting of the Board. Business day means a day on which banks are open for business (including dealings in foreign currency deposits and exchange) in India.

---------------
        (6) Deleted vide Special resolution passed in Extra-ordinary General meeting held on 30th November 1998

        (7) Deleted vide Special resolution passed in Extra-ordinary General meeting held on 30th November 1998

        (8) Replaced in lieu of the words "seven days" vide Special resolution passed in Extra-ordinary General meeting held on 30th November 1998


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
        (4) South Asia Regional Fund shall have the right through its nominated Director to participate on all Board committees, including executive committee, the audit and finance committee and the remuneration committee.

18B As long as each of SAIF and VentureTech, along with their Permitted Transferees own at least 10% of the issued ordinary share capital of the company, it shall be entitled by notice in writing to the company, to nominate two Directors to the Board of the company and to require the removal or substitution of any such director appointed by it. As long as each of SAIF and VentureTech, along with their Permitted Transferees own at least 5% of the issued ordinary share capital of the company, it shall be entitled by notice in writing to the company, to nominate one Director to the Board of the company and to require the removal or substitution of any such director appointed by it (the Directors nominated by each of SAIF and VentureTech are respectively referred to hereinafter as the "SAIF Directors" and the "VentureTech Directors"). Each Shareholder shall vote its Shares at any Shareholders Meeting called for the purpose of filling the positions on the Board of Directors, or in any Written Consent executed for such purpose, and take all other actions necessary to ensure the election to the Board of Directors of the SAIF Directors and the VentureTech Directors.

18C (a) For so long as Sterling Commerce owns at least 2% of the issued and outstanding equity shares, Sterling Commerce shall be entitled to designate one non-voting observer to the Board of Directors (the "Board Observer"), provided that the Board Observer shall at all times be a senior officer of Sterling Commerce reasonably acceptable to the Chief Executive Officer of the Company. The Board Observer shall be entitled to all of the rights and privileges of members of the Board of Directors, including without limitation, access to all information to which members of the Board of Directors have access, except that (i) the Board Observer shall not be entitled to vote on any matter brought before the Board of Directors, (ii) the Board Observer shall be excluded from any portion of any meeting, at the good faith discretion of the Chief Executive Officer of the company or the Chairman of the Board of Directors, to protect the competitive interests of the company or where a conflict of interest exists, including, without limitation, matters relating to the relationship between the Company and Sterling Commerce,
        (iii) if the company has been advised by outside counsel that providing certain information to Board Observers would be reasonably likely to cause such information to be not subject to an applicable attorney-client or similar privilege, the Company shall be entitled to withhold such information from the Board Observer, and (iv) upon request, the Board Observer shall execute a confidentiality agreement in customary form with respect to information obtained in his or her capacity as a Board Observer.


        (b) The Board Observer shall be entitled to observe meetings of Committees of the Board of Directors, which committees (the "General Committees") have been delegated general authority by the Board of Directors, including, without limitation, any Executive Committee. The company agrees to inform promptly Sterling Commerce of business conducted by committees of the Board of Directors other than General Committees.


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


        (c) The Board Observer shall be provided advance notice of all meetings of the Board of Directors and General Committees, such notice to be given in the same manner as the notice given to the members of the Board of Directors or General Committees,

19. Subject to any rights or restrictions for the time being attached to equity shares, on poll, every member holding the share in the equity capital of the company shall have voting right in proportion to the share of the paid up equity capital of the Company.

19A. Actions of the Shareholders and Board of Directors; Reserved Matters. Notwithstanding anything to the contrary contained in these Articles or the Investor Rights Agreement contained in Schedule 2 hereto, neither the Company, whether by action or written consent of the Shareholders or the Board of Directors, nor the Shareholders shall take, approve or otherwise ratify any of the actions described in Schedule 3 without the prior consent of the holders of three quarters of the aggregate number of Equity Shares held by the SAIF Shareholders and VentureTech Shareholders provided that the SAIF Shareholders shall not be included in that aggregate number if together they hold less than 7.5% of the non-diluted Equity Shares and the VentureTech Shareholders shall not be included in that aggregate number if together they hold less than 7.5% of the non-diluted Equity Shares.

20. If two or more members are jointly registered as holders of any one share, any of such persons may at any Meeting either personally or by proxy or attorney as if he were solely entitled thereto and if more than one of such joint holders be present at meeting personally or by proxy or attorney one of such persons so present whose name stands first in register in respect of such share shall alone be entitled to vote, in respect of several executors or administrators of the deceased member in whose name any share stands, shall for the purpose of this clause, be deemed to be joint holders.

21. Unless otherwise determined by the Company in a General Meeting, the number of directors of the Company shall not be less than two or more than twelve including nominated, technical or special directors, any and inclusive of any other type of directors of the Board.

22. "The Company shall be managed by its Board of Directors. The following persons will constitute the First Directors and they shall be permanent directors not liable to retire by rotation.

        First Directors

        1. B. RAMALINGA RAJU

        2. B. RAMA RAJU

        Two thirds of the members of the Board other than the Permanent Directors shall retire by rotation".

23. The Company shall subject to the provisions of the Act, be entitled to agree with any person firm corporation or other body that he or it shall have the right to appoint his or its nominee or nominees on the Board of Directors of the company upon such terms and conditions as the company may deem fit. Such nominees and

---------------
5. Inserted vide Special resolution passed in Extra-ordinary General meeting held on 8th September 1999


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


        their successors in office appointed under this article shall be called Special Directors. The special directors appointed under this clause shall be entitled to hold office until requested to retire by the persons, firm, corporation or the body who may have appointed them and will not be bound to be retired by rotation. A special director shall not be required to hold any qualification share. As and whenever, a special director shall not be required to vacate office, whether upon requests as aforesaid or by death resignation or otherwise, the person, firm, corporation or body who appointed such special director may appoint any other director in his place. The special director may at any time by notice in writing to Company resign his office. Subject to aforesaid, a special director shall be entitled to the same rights and privileges and be subject to the same obligations as other directors of the company.

24. Unless otherwise determined by the company in general meeting a director shall not be required to hold any shares in the company as qualification.


25. The Board shall have power to co-opt one or more persons to be directors, subject to Article 24, supra.


26. Every Director of the company shall be entitled to receive from the Company a sitting fee not exceeding Rs.2000/- for every meeting of the Board of Directors or of a committee of Directors attended by him in addition to all travelling and out of pocket expenses incurred by him in attending and returning from such meetings.

27. The Directors are liable to retire by rotation except the first directors appointed under article 25 supra.


28. The Managing Director or the chairman of the Board shall have the power to convene the meeting of the Board of Directors or of the share holders of the company and to fix the date, time, place and agenda for such meetings.

29. Subject to the provision of Section 219 of the Companies Act 1956, a resolution in writing appointed approved and signed by majority of Directors of the Company shall be as valid and effectual as if passed at a meeting of Directors of the company duly called and convened.

                          POWERS OF BOARD OF DIRECTORS

30. The business of the company shall be managed by the Board of Directors with the assistance of the managing director of the Company. The Board shall have all the powers to execute and carry out the various objects of the Company enumerated in the Memorandum of Association of the Company and particularly all powers conferred on the Board by the provisions of the Act as far as they are applicable to a private company and by the clauses and provisions of their Memorandum and Articles of Association.


31. In addition to the expressed powers in the presents and in the Act, the Board shall have such powers as may be directed by the Company in General Meeting subject however to the Companies Act, 1956 and the Memorandum of Association of the Company.

32. The Board of Directors of the Company may from time to time and at any time at its discretion raise or borrow any sum of money for the purpose of the Company. The Board of Directors may secure the repayment of such money's on such terms and conditions in all respects as it thinks fit and in particular by the issue of



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


        debenture stocks charged upon all or any part of the properties of the Company (both present and future) including its uncalled capital for the time being.

33. Subject to the provisions of Section 297, 299 and 314 of the Companies Act, 1956 a Director of the Company, his relative, a firm of which such a director or relative is partner, any other partner in such a firm and a private Company may enter into any contact with company,

        a)     To rendering of services to the Company


        b)     For supplying materials to the Company.


        c)     For rendering all or any of the above services.


34. The directors shall have power to remunerate any person who renders services to the Company or supplies materials or enters into any contracts for any kind of services to the Company. They can also appoint a body corporate to any office of profit and the company excepting that of the Manager or Secretary; such remuneration may be monthly payment or a remuneration based on profits of the company as the Board think fit and desirable.

35.     The Board shall have the powers, subject to Sec. 292 of the Companies
        Act.


        a) to sell, lease or otherwise dispose of the whole or substantial the whole of the undertaking of the Company as and when they deem fit, but such power shall be exercised by means of a resolution passed at a Board Meeting.

        b) To remit or give time for repayment of any debt due by a Director.


        c) To borrow money for the purpose of the business of the Company even though the limits exceed the paid-up capital and reserves of the Company as the Board of Directors deem it necessary for the purpose or the business of the Company.

        d) To contribute to any charitable or benevolent purpose or to public utilities such amount as the Directors think fit but not in any case exceeding 5% of the average net profits of the company or Rs.50000/- in each financial year, Whichever is greater.

35A     PARTICIPATING INVESTORS' RIGHTS AND OBLIGATIONS

(1)     Registration Rights Agreement

        SAIF Investment Company Limited (SAIF) and the Company have entered into a Registration Rights Agreement dated October 7, 2002 which is effective and enforceable Sections 1 to 6 of which are attached to these Articles as Schedule 1 ("Registration Rights Agreement"). Such provisions of the Registration Rights Agreement shall be read as part of these Articles in conjunction and consistently with the registration rights of SARF under Articles 6B, to 6E. Subject to Article 35A(3) in the event of any inconsistencies between the other provisions of these Articles and any of such terms of the Registration Rights Agreement, the terms of the Registration Rights Agreement shall prevail and these Articles shall be so construed as to give effect to the provisions of the Registration Rights Agreement.

(2)     Investor Rights Agreement


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                          Final Draft October 7, 2002                         17

        SAIF, Venture Tech Solutions Private Limited (VentureTech), Satyam Computer Services Limited (SCS) and the Company have agreed on certain restrictions on transfers, rights of first offer, tag-along rights, drag-along rights and preemptive rights on further issuance of shares, among other things, under an Investor Rights Agreement ("Investor Rights Agreement") which is effective and enforceable. Sections 2 to 7 of the Investor Rights Agreement are attached hereto as Schedule 2. Such provisions of the Investor Rights Agreement shall be read as a part of these Articles in conjunction and consistently with the rights of SARF under Articles 8, 11, 11A. Subject to Article 35A(3) in the event of any inconsistencies between the other provisions of these Articles and any of the terms of the Investor Rights Agreement, the terms of the Investor Rights Agreement shall prevail and these Articles shall be so construed as to give effect to the provisions of the Investor Rights Agreement.

(3)     Stockholders and Registration Rights Agreements Unaffected

        Notwithstanding anything to the contrary contained in Articles 35A (1) and 35A (2), or elsewhere herein, the provisions of the following agreements entered into by the parties thereto are unaffected and shall remain effective and enforceable:

        (a) The Share Subscription Agreement and Shareholders Agreement dated February 5, 1999 between South Asia Regional Fund, Satyam Computer Services Ltd, Mr. B Ramalinga Raju and the Company (as amended on September 14, 1999); and

        (b) The Registration Rights Agreement dated September 14, 1999 among South Asia Regional Fund, Sterling Commerce, Inc. and the Company.

35B.[5]

        No consent or approval of Sterling Commerce shall be required in connection with the making of any decision, or the taking of any action, by the Board of Directors, including without limitation any future equity financing at a price per equity share equal to or greater than the purchase price paid by Sterling Commerce provided that the rights to transfer or otherwise dispose of, and registration rights and other liquidity rights with respect to equity shares of the then existing stockholders of the Company are diluted in a pro rata basis.

36. Subject to section 314 of the Act, any one or more of the Directors or their successors, legal heir or legal representatives or partners, or the Company in which such directors or such person or directors or members can be remunerated for any special service rendered to the Company other than that of the service of director or Managing Director and the Board shall from time to time fix the remuneration payable to such persons, firms or companies as it deem fit.

                                MANAGING DIRECTOR

37. The Board may employ one of the Directors as Managing Director of the Company. The Managing Director so appointed shall subject to provision of Section 292 and subject to superintendence and control of Board of Directors, have power to manage whole of the affairs of the Company. Such appointment of the Managing Director may be made on such remuneration, and such period and upon such terms and conditions as the Board of Directors may deem fit.

---------------
(5) Inserted vide Special resolution passed in Extra-ordinary General meeting held on 8th September 1999.


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                          Final Draft October 7, 2002                         18

        Approval of the Board of Directors shall be obtained in respect of the following matters:

        Borrowings, guarantees and other indebtedness and liabilities incurred by the Company in excess of Rs.10,00,000/- in the aggregate;


        Extension of loans and other credit by the Company not in the ordinary course of business;


        Encumberation of the Company's assets;


        Declaration and distribution of dividends;


        Capital expenditure or other investments by the Company in excess of Rs.2,00,000/-

        Change in the nature of the Company's business by expansion or otherwise;


        Sale or other disposal of any assets of the Company other than in the ordinary course of business;


        A merger or consolidation of the Company with, or into any other Company, or extension of the objects of the Company;


        Commencement of any litigation by the Company as plaintiff or the settlement by the Company of any claim or litigation by or against it having, in either case, a value in excess of Rs.50,000/-

        Appointment of auditors or any Directors or any Director of the Company in order to fill a vacancy;


        Winding up or liquidation of the Company;


        Issuance of share capital of the Company.

                                    CHAIRMAN

38. The Board shall have the right to appoint one of the Directors of the Company as the Chairman of the Board of Directors of the Company. The said Chairman shall have a casting vote in addition to his own vote. [9] The Chairman shall also have power to defer or reserve the decision of the Board on any matter. In any meeting of the Board, if the Chairman is not present within fifteen minutes after the time appointed for holding the same, the directors present may choose one of their members to be chairman of the Meeting.

------------

(9)    Inserted with effect from 3rd July 1998.



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


                                   COMMON SEAL

39. The Board shall provide a common seal for the Company and they shall have power from time to time to destroy the same substitute a new seal in lieu thereof, and the common seal shall be kept at the Registered office of the Company and Committee to the custody of the Managing Director or the Secretary if there is one. [The seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board or of a committee of the Board authorised by it in that behalf, and except in the presence of one director and of the secretary or such other person as the Board may appoint for the purpose; and that director and the secretary or other person as aforesaid shall sign every instrument to which the seal of the company is so affixed in their presence](10)


                                    ACCOUNTS

40. The Managing Director under the supervision of the Directors shall cause true accounts to be kept of the paid up capital for the time being of the Company, and of all sums of money received and expended by the Company and the matter in respect of which receipt and expenditure have taken place and of the assets and liabilities of the Company and generally of all commercial financial and other affairs transactions and engagements and of all other matters necessary for showing true financial state or condition of the Company and the Accounts shall be kept either in English or in the Regional language or in both languages and such books shall be kept in such place in India as the Directors think fit.


41. The Directors shall from time to time determine in accordance with the provisions of Companies Act, 1956 whether and to what extent and place and under what conditions or regulations the accounts and books, register, agreements and minutes of the General Body or any of them shall be open to the inspection of member who shall have any right of inspecting any accounts or books or documents or registers of the Company as conferred by the Act.

                             DIVIDENDS AND RESERVES

41A     1)     The Company in general meeting may declare dividends, but no dividend shall exceed the amount recommended by the board.


        2) The board before recommending dividend, make proper prudent reserves and provisions to meeting any planned capital expenditure and increase in the requirements of working capital as in the opinion of the Board ought reasonably to be made.

                                     SECRECY

42. No member shall be entitled to visit or inspect the Company's work place without the permission of the Managing Director or to require discovery of or information respecting any details of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade, secret process or any other matter which, may relate to the conduct of the business of the Company and which, in the opinion of the Director, it would be inexpedient in the matter of the members of the Company's to communicate to the public.

------------

(10)    Inserted with effect from 3rd July 1998.




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                                   SCHEDULE 3

                                RESERVED MATTERS

All references in this Schedule to "Sections" are references to the Sections of the Investor Rights Agreement.

(a) Any change in the capital structure of the company or issue (other than pursuant to the ESOP) of further Equity Shares or equity interests or the creation of any Equity Share Equivalents or other rights to subscribe for, acquire or call for shares or redemption or purchase by the Company of Shares or a reduction in the Share capital of the company or in any way alteration of the rights attaching to the Share capital of the Company or increase in the authorised Share capital provided that the issuance of Equity Shares necessary to effect an Indian IPO fully underwritten or subscribed pursuant to a book build by an internationally recognised investment bank may occur with the consent of SAIF, such consent not to be unreasonably withheld.


(b) The issue of any debenture or loan stock (secured or unsecured), the making of any loan, creation, renewal or extension of any borrowings or indebtedness by the Company or the granting of any credit or creation of any mortgage, charge, lien, encumbrance or other third party right over any of the Company's assets, or the entering into by the Company of any guarantee or indemnity or becoming a surety for any third party except:

        (i) in the ordinary course of the Business; and


        (ii) as contemplated by a business plan of the company approved by the Board of Directors;

        provided that the total of all such indebtedness, guarantees and indemnities of the Company does not exceed US$2,000,000 (or its equivalent in other currencies).

(c) Appointing any Director of the Company or appointing any committee of the Board of Directors or delegating any of the powers of the board to any committee other than strictly in accordance with the Board of Directors and committee composition specified in these Articles including without limitation to Section 7.14 of the Investor Rights Agreement.

(d) The merger, acquisition or winding up of the Company or participation in any scheme of reconstruction or any settlement whatsoever involving the Company or liquidation or dissolution of the Company.

(e) Any acquisition of the whole or substantially the whole of the assets and undertaking of the Company or an acquisition by the Company of any part of (or the whole of) the issued share capital, stock, or interest or of the assets and undertakings (or any rights over the same) of another company.

(f) The assignment, sale or other disposal, lease or lending in any 12 month period of any asset or related group of assets of the Company having a net book value in aggregate of in excess of 10% of the net book value of the assets of the Company.



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(g)     The declaration of any dividend, distribution of Company's share capital or purchase, redemption or any kind of acquisition of any of the Company's shares or capital stock or any Equity Share Equivalents (other than pursuant to Section 3.2).

(h) The Company establishing or materially varying any share or share option plan for any director or employee of the Company. Any loan to or repayment of debts to directors, officers or Affiliates of the Company except as may be agreed by SAIF prior to the date hereof and fully disclosed herein and standard expense reimbursement policies for non-material expenses.

(i) Any transaction by the Company with any shareholder or any associated Company of any shareholder or any directors of the Company and or the Related Parties of any of them of involving consideration given or received in excess of US$100,000.

(j) Any change in the nature or material modification of the business undertaken by the Company.


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